UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EMISSION CONTROLS CORP.
Delaware
1501 So 31st St., Ft. Pierce, FL 34954-4685. Tel: 772-465-1685

Resident Agent:

CORPORATION SERVICES CORPORATION
2711 Centerville Road, Ste. 400
Wilmington, DE 19808
302-636-5400

Standard Industrial Code: 5010 **IRS EIN: 74-0279283**

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Ft. Pierce, State of Florida, on August 31, 2002.

EMISSION CONTROLS CORP.

By ______________________
Syd L. Cooke, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Syd L. Cooke, Member of Board of Directors

____
Jimmy L. Mitchell, Secretary - Treasurer; Member of Board of Directors